Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
BYANOSHIK@MORGANLEWIS.COM

VIA EDGAR

November 4, 2011

Dominic Minore, Esq.
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund (File Nos. 03342484 and 81106400) (the "Registrant"); PostEffective Amendment No. 156 to the Registrant's Registration Statement On Form N1A ("Amendment No. 156")
        ------------------------------------------------------------------------

Dear Mr. Minore:

This letter responds to comments on Amendment No. 156, which you provided in a telephonic discussion with Abby Bertumen and me on Friday, September 16, 2011. Amendment No. 156 was filed with the Securities and Exchange Commission (the "Commission") on July 29, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933 on Form N1A for the Loomis Sayles Full Discretion Institutional Securitized Fund (the "Fund"). The Registrant filed an initial PostEffective Amendment pursuant to Rule 485(a)(2) on February 11, 2011, on which the Staff provided its comments in a telephonic discussion on April 8, 2011. Registrant responded to these comments in a letter dated September 8, 2011 (the "Initial Response Letter").

Summaries of the Staff's comments on the Initial Response Letter and Amendment No. 156 and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 156.

STAFF FOLLOW UP COMMENTS ON INITIAL RESPONSE LETTER


1. COMMENT: As a follow up to Comment 1 to the Prospectus, please confirm that the Fund does not intend to offer retail classes in the future. If the Fund does plan to offer retail classes, please consider adding "Assets" to the Fund's name as follows: Loomis Sayles Full Discretion Institutional Securitized Assets Fund.




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Dominic Minore, Esq.
November 4, 2011
Page 2


         RESPONSE: The Adviser has confirmed that it does not plan to offer retail classes in the future. Therefore, no changes have been made to the Fund's name.

2. COMMENT: As a follow up to Comment 19 to the Prospectus, 1) to the extent that the Fund's principal investment strategies include investments in assetbacked securities backed by credit card receivables, please state in the "Principal Risks" section that there may be no physical asset or collateral backing the security and 2) to the extent that the Fund's principal investment strategies include investments in commercial mortgage backed securities, please state in the "Principal Risks" that special purpose properties backing certain mortgagebacked securities may be difficult to sell or liquidate.

         RESPONSE: 1) The fifth sentence of the third paragraph under "MortgageBacked and AssetBacked Securities Risk" has been revised to read as follows:

         "Other assetbacked securities, such as credit card receivables, may not have the benefit of an underlying physical asset or security interest in collateral at all."

         2) The following sentence has been added at the end of the last paragraph under "MortgageBacked and AssetBacked Securities Risk:"

         "Certain commercial mortgagebacked securities may be backed by pools of mortgages of properties that have special purposes, which may be difficult to sell or liquidate."

3. COMMENT: As a follow up to Comment 22 to the Prospectus, to the extent that the Fund invests more than 25% of its assets in mortgagebacked securities with underlying properties in a single state, please undertake to supplement the Fund's Prospectus with risk information related to concentration in that particular state. If the Fund determines that it will invest more than 25% of its assets in mortgagebacked securities with underlying properties in a single state, please add specific risks related to investment in that particular state in the "Principal Risks" section.

         RESPONSE: The Adviser has confirmed that it will invest more than 25% of its assets in pools of mortgages with underlying properties in California. The Adviser does not anticipate investing more than 25% of its assets in underlying properties of any other single state. The Fund undertakes to supplement the prospectus with appropriate risk disclosure in the event that the Fund invests more than 25% of its assets in underlying properties in any other state.

         "StateSpecific Risk" in the "Principal Risks" section has been revised to read as follows:

         STATESPECIFIC RISK. While the Fund does not expect to invest in single state pools of mortgages, underlying properties of mortgages of certain states may represent a significant percentage of the underlying mortgages in which the Fund invests as a whole. When the Fund invests in this manner, it is subject to the risk that the economy of the states in which it invests, and the value of properties within the states, may decline. Investing significantly in securities the values of which are economically tied to a single




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Dominic Minore, Esq.
November 4, 2011
Page 3

         state means that the Fund is more exposed to negative political or economic events affecting that state than a fund that invests more widely. Certain states have experienced significant declines in property values in recent years.

         It is anticipated that the Fund will invest more than 25% of its assets in mortgagebacked securities with underlying properties in California. Investing in such a manner subjects the Fund to economic conditions and government policies within California. As a result, the Fund may be more susceptible to factors that adversely affect the California property, housing and mortgage markets than a mutual fund that does not have a great concentration in California.

4. COMMENT: Comment 26 to the Prospectus asked that the Registrant include disclosure pursuant to Item 9 of Form N1A in the Prospectus. The response to comment 26 expressed the view: "General Instruction 3(a) to Form N1A states that '[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.' In the Fund's prospectus, we have included information related to the Fund's principal investment strategies and risks in response to Items 4(a) and 4(b) of Form N1A, and therefore, consistent with Form N1A instructions, we have not repeated the information in response to Item 9."

         Please acknowledge in your response letter that the Staff takes a different view on the manner in which disclosure should be presented in response to Items 4 and 9.

         RESPONSE: We acknowledge that the Staff takes a different view on the manner in which disclosure should be presented in response to Items 4 and 9.

5. COMMENT: Comment 7 to the SAI is being reissued: "With respect to the discussion of "Concentration" under the heading "NonFundamental Policies," please explain supplementally why privately issued mortgagebacked securities, or any assetbacked securities, are not considered to be the securities of issuers in a particular industry or group of industries."

         RESPONSE: As discussed in telephone conversations with the Staff on October 26 and 27, and November 1, 2011, we have revised the prospectus and SAI to indicate that the Fund will concentrate in the assetbacked securities, commercial mortgagebacked securities and residential mortgagebacked securities group of industries. Specifically, the Fund's fundamental policy with respect to concentration has been revised as follows:

         "The Fund may not:

         Concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time; provided, however, that the Fund will concentrate its investments in the asset backed securities, commercial mortgagebacked securities and residential mortgage backed securities group of industries."




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Dominic Minore, Esq.
November 4, 2011
Page 4

         Further, the discussion with respect to "Concentration" under the heading "NonFundamental Policies" has been revised as follows:

         "Concentration. The SEC has defined concentration as investing 25% or more of an investment company's total assets in an industry or group of industries, with certain exceptions. The SEC Staff does not consider the U.S. government or its agencies and instrumentalities, and/or state governments and their political subdivisions, to be members of any industry. The Fund will concentrate its investments in the assetbacked securities, commercial mortgagebacked securities and residential mortgagebacked securities group of industries. This means the Fund will invest more than 25% of its assets, collectively, in this group. The Fund's investments in any single industry in the group, however, may, at any time, be less than 25% of assets, provided that its investments in any one or more of the industries in the group, in the aggregate, continues to represent at least 25% of assets."

6. COMMENT: As a follow up to Comment 1 to the Exhibits, please confirm in your response letter that shares of the Fund are being offered pursuant to an appropriate resolution adopted by the Board of Trustees of the Trust.

         RESPONSE: We confirm that shares of the Fund are being offered pursuant to an appropriate resolution adopted by the Board of Trustees of the Trust.

PROSPECTUS

1. COMMENT: Please expand the third footnote to the table under "Fund Fees and Expenses" to indicate the Adviser's ability to recapture.

         RESPONSE: The Adviser will not have the ability to recapture; therefore, the requested change has not been made.

2. COMMENT: In the "Principal Investment Strategies," please state the maximum percentage of the Fund's assets that may be invested in securities of nonU.S. issuers, including the maximum percentage of the Fund's assets that may be invested in securities of emerging markets issuers. If there are no limits to these investments, please state this in the "Principal Investment Strategies."

         RESPONSE: There is no limit to the amount of Fund assets that may be invested in securities of nonU.S. issuers; however, the Fund does not intend to invest in securities of emerging markets issuers. The following sentence has been added to the second paragraph under "Principal Investment Strategies:"

         "There is no limit to the amount of Fund assets which may be invested in non-U.S. issuers."

3. COMMENT: In the first sentence of the second paragraph under "Principal Investment Strategies," please explain what is meant by "related structures."




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Dominic Minore, Esq.
November 4, 2011
Page 5


         RESPONSE: The term has been deleted from the "Principal Investment Strategies."

4. COMMENT: In first sentence of the second paragraph under "Principal Investment Strategies," please explain what "supranational entities" are and what entities they may include.

         RESPONSE: The term has been deleted from the "Principal Investment Strategies."

5. COMMENT: With respect to the following sentence of the "Principal Investment Strategies" section, to the extent that the investments discussed are used to satisfy the Fund's Rule 35d1 80% test, please confirm that they are "the economic equivalent of securitized assets."

         "In addition to direct investments in securitized assets, the Fund may also invest in instruments that provide market exposures similar to such assets, such as structured notes."

         RESPONSE: The Adviser has confirmed that instruments that provide market exposures similar to securitized assets are expected to provide the economic equivalent of exposure to direct investments in securitized assets. The third paragraph under "Principal Investment Strategies" has been revised to read as follows:

         "In addition to direct investments in securitized assets, the Fund may also invest in structured notes, which are instruments that are expected to provide economic exposure equivalent to securitized assets in which the Fund may invest directly. These investments are taken into account when determining compliance with the Fund's 80% investment policy described above. The Fund may invest up to 20% of its assets, based on market value, in structured notes."

6. COMMENT: In the "Principal Investment Strategies," please identify the types of derivatives in which the Fund may invest and the maximum percentage of Fund assets that may be invested in derivatives. Please confirm that the disclosure related to derivatives addresses the issues raised in the SEC's letter to the ICI.(1)

         RESPONSE: The requested changes have been made, please see response to Comment 5 above. The SEC's letter to the ICI advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use, the reasons for using them, and the risks anticipated from such derivatives usage. The Fund's "Principal Investment Strategies" section identifies the type of derivatives in which the Fund invests and the purpose for such investment. The Fund's "Principal Risks" section identifies the type of derivatives in which the Fund may invest, and the specific risks associated with those investments. Accordingly, we


------------------------------------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), AVAILABLE AT http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.




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Dominic Minore, Esq.
November 4, 2011
Page 6



         believe the Fund's derivatives disclosure is appropriately specific and consistent with the SEC's letter to the ICI.

7. COMMENT: Under "Structured Notes Risk" in the "Principal Risks" section, please add disclosure stating that structured notes involve the layering of fees and expenses.

         RESPONSE: The following sentence has been added to the end of the first paragraph of the "Structured Notes Risk:"

         "In addition, structured notes may charge fees and administrative expenses."

8. COMMENT: To the extent the Fund will invest 50% or more of its assets in derivatives, please include disclosure on the cover page of the prospectus stating that the Fund may invest a substantial amount of its assets in derivatives and provide a cross reference to the risk disclosure in the prospectus.

         RESPONSE: The Adviser has confirmed that the Fund will not invest 50% or more of its assets in derivatives. Therefore, no additional disclosure has been included.

9. COMMENT: In the "Principal Risks" section, please add disclosure describing the risks of investing in securities rated "B" or lower, similar to the ratings descriptions that are included in Appendix A of the Fund's SAI.

         RESPONSE: The following has been added to "High Yield Bond Risk" in the "Principal Risks" section:

         "Generally, the lower rated the security, as determined by rating agencies, the more vulnerable the security is to nonpayment. Securities rated below "B" are often dependent upon favorable financial and business conditions to meet their financial obligations, or may lack the capacity to make payments regardless of financial and business conditions. Default becomes more likely over the long or short term the lower rated the security."

10. COMMENT: Please indicate whether the Fund will invest in any of the following types of mortgagebacked and assetbacked securities as part of its principal investment strategies: interest only and principal only securities, reverse mortgages, securities that allow negative amortization payments, "option pay" securities, or other securities where the "loan to value" ratio exceeds 100%. To the extent the Fund invests in any one or more of these types of securities as part of its principal investment strategies, please identify the securities in the "Principal Investment Strategies" section and disclose in the "Principal Risks" section that such securities present a higher degree of risk because the borrowers associated with such securities have lower credit scores.

         RESPONSE: The Adviser has confirmed that investment in interest only and principal only securities and reverse mortgages are not expected to be principal investment strategies of the Fund. The Fund may invest in mortgagebacked securities that include option pay adjustable rate mortgages as well as mortgages that have a loan to value ratio greater than 100%. As a result, the following disclosure has been added to the Fund's Prospectus:




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Dominic Minore, Esq.
November 4, 2011
Page 7

         o The following has been added to the end of the first paragraph under "Principal Investment Strategies:"

                  "The Fund may invest in fixedrate and adjustable rate securities. "

         o The following has been added as the second paragraph under "Mortgage Backed and AssetBacked Securities Risk:"

         "The Fund may invest in residential mortgagebacked securities that represent interests in pools of adjustable rate mortgages (ARMs), including payment option ARMs. Payment option ARMs give the borrower the option to pay less than the interest only amount, resulting in an increase in the principal balance of a loan as interest owed is added to the principal (known as "negative amortization payments"). While such instruments permit the borrower to avoid paying currently a portion of the interest accruing on the instrument and make the instrument more affordable to the borrower in the short term, they increase the risk that the borrower will be unable to make the resulting higher payment or payments that become due at the maturity of the loan."

         o The following has been added as the second to last sentence in the last paragraph under "MortgageBacked and AssetBacked Securities Risk:"

         "Residential mortgagebacked securities in which the Fund may invest may have a loan to value ratio which exceeds 100%, meaning that the mortgage amount is greater than the appraised value of the underlying property."





                                ***************



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Dominic Minore, Esq.
November 4, 2011
Page 8

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                             Sincerely,

                                             /s/ Beau Yanoshik
                                             -----------------
                                             Beau Yanoshik




cc:     Christopher D. Menconi, Esq.
        Dianne M. Sulzbach, Esq.